As filed with the Securities and Exchange Commission on August 10, 2001

                               File No. 333-55286
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               GAMEHAPPY.COM, INC.
             (Exact name of registrant as specified in its charter)

          Texas                        522200                  74-2973796
--------------------------------------------------------------------------------
   (State or jurisdiction of      (Primary Industrial        I.R.S. Employer
incorporation or organization)  Classification Code No      Identification No.

               204 South Parker, Bryan, Texas 77803 (979) 823-2877
              -----------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of
                    Registrant's principal executive office)

                                Charles H. Davis
               204 South Parker, Bryan, Texas 77803 (979) 823-2877
 (Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:                      Victor McCall
                               The McCall Law Firm
                          1521 North Cooper, Suite 335
                             Arlington, Texas 76011
                                 (817) 274-5800


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE

Title of Each        Amount   Proposed Maximum      Proposed         Amount of
Class of Securities  To be     Offering Price   Maximum Aggregate   Registration
to be Registered   Registered  Per Share (1)   Offering Price (1)        Fee

Common stock,
$0.001 par value

Minimum             50,000          $1.00 b       $   50,000
Maximum            500,000          $1.00          $ 500,000            $139


Total maximum      500,000          $1.00          $ 500,000            $269 (2)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


----------------
(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                             Initial public offering
                                   prospectus
                               GameHappy.com, Inc.

                  Minimum of 50,000 shares of common stock, and
                   a maximum of 500,000 shares of common stock
                                 $1.00 per share


         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our officers and directors. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on December 31, 2001 and should we not sell the minimum amount, the funds will promptly be returned to the investors and no interest will be paid on these funds.


The Offering:
                              Minimum Offering           Maximum Offering
                           Per Share     Amount        Per Share     Amount
Public Offering Price        $1.00     $ 50,000          $1.00     $500,000
Underwriting commissions     $0.00           -0-          0.00           -0-
                             -------------------------------------------------
Net proceeds before
         offering expenses  $1.00      $ 50,000          $1.00     $500,000


There is currently no market for our shares and no market may ever develop for our shares.
                                            ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on Page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.
                                            -----------------------------


                                       This Prospectus is dated August 10, 2001

                               Prospectus Summary

Our Company

         We were incorporated on April 13, 2000 in the state of Texas. We operate a web site at www.gamehappy.com where we provide a non-gambling gaming portal composed of specific channels for action games, adventure games, simulation games, strategy games, tactical games and role playing games, as well as a gaming community channel www.clanhappy.com. The minimum funds raised in this offering will allow us to purchase additional equipment and bandwidth in order to increase our revenues.

The Offering
                                                      Minimum         Maximum
Common shares offered                                 50,000          500,000
Common shares outstanding before this offering     9,799,999        9,799,999
                                                   ---------       -----------
Total shares outstanding after this offering       9,849,999       10,299,999

Officers, directors and their affiliates will be able to purchase shares in this offering up to ten percent (10%) of the total offering. This ten percent will not count towards the minimum amount required to be raised in the offering.

Summary Financial Data

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.


                                Unaudited Audited

       Balance Sheet:                Mar 31, 2001        Dec 31, 2000
       --------------------------------------------------------------
       Working Capital                $     166            $  2,575
       Total Assets                     $50,971             $58,740
       Total Liabilities                $46,715             $45,928
       Stockholders' Equity            $  4,256             $12,813

                                          Three             April 13, 2000 (date
                                        Months ended          of inception) to
       Statement of Operations:         Mar 31, 2001             Dec 31, 2000
       -----------------------------------------------------------------------
       Revenue                             $25,035            $     7,063
       Operating Expense                   $33,591             $   82,765
       Net Income (Loss)                  $( 8,556)            $ ( 75,701)

Use of Proceeds

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to: o pay expenses of this offering C increase our bandwidth capabilities and purchase additional software and equipment C create marketing and general working capital.

                                  Risk Factors

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.

We are a recently formed company, formed in the state of Texas on April 13, 2000, with limited activity and losses that may continue for the foreseeable future.

         Our business is still in the early stages of development. Accordingly, we have a limited operating history on which you may base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as online commerce. We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly and could cause our business to stall or shut down because of lack of capacity for players.

         Our capital requirements are and may continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher revenues while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through January 2002. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology or additions to our gaming lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.


The public may not accept and use the Internet as a means of commerce and/or gaming which could cause your investment to decline or become worthless.


         We are dependent on the continued growth of online Internet commerce. Our future revenues and future profits are substantially dependent upon the widespread acceptance and use of the Internet and online services as an effective medium of commerce by consumers. Rapid growth in the use of and interest in the Internet is a recent phenomenon. There can be no assurance that acceptance and use of the Internet will continue to develop or that a sufficiently broad base of consumers will adopt and continue to use the Internet and online services as a medium of commerce. Further, critical issues concerning the commercial use of the Internet, such as ease of access, security, reliability, cost and quality of service, remain unsolved and may affect the growth of Internet use or the attractiveness of conducting commerce online. If use of the Internet and online services does not continue to grow or grows slower than expected, if the infrastructure for the Internet and online services does not effectively support growth that may occur, or if the Internet and online services do not become a viable commercial marketplace, our business will not be financially profitable and if this happens the value of your investment will decline and may become worthless.


We are subject to possible online commerce security risks, which, if pierced, could materially harm our name among gamers.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to affect secure transactions of confidential information such as customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we used to protect customer transaction data. Any compromise of our security could have a material adverse effect to us and our reputation. A party that is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources in the future to protect against such security breaches or to alleviate problems caused by such breaches. Security breaches could damage our reputation and expose us to risk of loss or litigation and possible liability which could have a material adverse affect on us.

We are subject to the risk of system failures which would cause our name to be marred among gamers and could cause us to lose our competitive edge.

          Our business largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our systems and operations may be vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We presently have very limited redundant systems. We also do not have a formal disaster recovery plan and do not carry any business interruption insurance. Despite the implementation of network security measures by GameHappy.com, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to provide services to our customers which could have a material adverse effect on us.

If we sell only a small amount in this offering, we will reach capacity at 4,000 gamers, and may lose ground to competition which eventually could cause our business to decline or become worthless.

          Should we raise only a small amount in this offering and are able to increase our capacity to our next level, being approximately 4,000 gamers, we will be to a point where all our fixed and variable costs are covered. However, if we do not generate sufficient revenue to increase our capacity, we may not be able to keep pace with our competition and we may lose gamers or not be able to take care of our gamers which could cause our business to decline or become worthless.

Our opinion from our independent certified public accountant has a paragraph that states that we do not have sufficient capital to continue as a going concern




          A >going concern opinion= which was expressed by our auditor means that we do not have sufficient capital resources to operate for the next twelve months in a manner similar to other companies in our industry. The risk to you should you purchase common stock in this offering is that we do not raise sufficient capital and do not continue as a going concern and the amount you can sell your common stock purchased in this offering is lower than the amount you paid for it.

No public market has existed for our shares and an active trading market may not develop or be sustained; if that happens, you may not be able to sell the shares purchased in this offering.

          There has been no public market for our common shares. We cannot assure you that an active trading market will develop or be sustained after this offering. You may not be able to resell your shares at or above the initial public offering price. The initial public offering price has been determined arbitrarily and may not be indicative of the market price for our common shares after this offering.

                           Forward Looking Statements

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates," and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                                    Dilution

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the net tangible book value of the common stock from the price you pay in this initial offering.


         The net tangible book value of our common stock as of March 31, 2001 was $15,194 or $0.002 per share. Net tangible book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.


         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $1.00 per share, after deducting estimated offering expenses), our net tangible book value as of March 31, 2001 would be approximately $37,487 or $0.004 per share, if the minimum is sold, and $470,487 or $0.05 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $1.00 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

if the minimum of 50,000 shares are sold, an immediate decrease in book value to our new shareholders from $1.00 to $0.004 per share and an immediate increase in book value per common share to our current stockholders.

if the maximum of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $1.00 to $0.05 per share and an immediate increase in book value per common share to our current stockholders.

        The following table illustrates this per share dilution:

                                                               Minimum Maximum
Assumed initial public offering price                          $1.00    $1.00

Net tangible book value as of March 31, 2001                   $0.001   $0.001
      Net tangible book value after this offering              $0.004   $0.05
Increase attributable to new stockholders:                     $0.003   $0.049

Net tangible book value
    as of March 31, 2001 after this offering                   $0.003   $0.05
Decrease to new stockholders                                  ($0.996) ($0.95)
Percentage dilution to new stockholders                         99.6 %    95 %

         The following table summarizes on a pro forma basis as of March 31, 2001, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

Minimum offering
                    Number         Percent                             Average
                   of shares      of shares            Amount         price per
                     owned          owned               paid             share
                  --------------------------------------------------------------
Current
Shareholders       9,799,999         99.5          $  48,522           $ 0.005

New investors         50,000          0.5          $  50,000           $ 1.00
--------------------------------------------------------------------------------


Total              9,849,999        100.0           $ 98,522

Maximum offering
                    Number         Percent                           Average
                   of shares      of shares            Amount       price per
                    owned          owned               paid            share
                  --------------------------------------------------------------
Current
Shareholders      9,799,999          95.1          $   48,522       $ 0.005

New investors       500,000           4.9           $ 500,000        $ 1.00
--------------------------------------------------------------------------------

Total            10,299,999          100.0          $ 548,522

                              Plan of Distribution


         This is a direct participation offering of our common stock and is being sold on our behalf by our officers and directors, who will receive no commission or compensation on such sales. All sales will be made by personal contact by our officers and directors. Our officers and directors are not security brokers or dealers and they rely on Rule 3a4-1 of the Exchange Act of 1934 to sell the offering. Each item and requirement of Rule 3a4-1 has been satisfied. We will not be mailing our prospectus to anyone or soliciting anyone whom is not personally known by the officers or directors, or who have not been introduced to them, personally contacted by them or referred to them. The termination of the offering will be December 31, 2001.


         The officers and directors, namely Charles H. Davis, Michael A. Davis and Sally Davis, will be selling the offering on behalf of the Company and will rely on Rule 3a4-1 under the Exchange Act of 1934.

Each of the officers and directors:

a) are not subject to statutory disqualification under section 3(a)39 of the Act; and

b) will not be compensated in connection with his/her sales by the payment of commissions or other remuneration based directly or indirectly on the sales in this offering; and c) are not associated persons of a broker or dealer; and d) are associated with the Company as officers and directors and under section 3a4-1(a)ii :
         i. Will perform substantial duties for the issuer after the offering other than in transactions with securities; and ii. Are not brokers or dealers, or associated persons of a broker or dealer, within the preceding twelve months; and iii. Do not participate in selling securities for any issuer more than once every twelve months.


         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with Victor McCall, The McCall Law Firm. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by December 31, 2001.


         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.

                                 Use of Proceeds

         The total cost of the offering is estimated to be $16,769 if the minimum is sold, or $33,769 if the maximum is sold, consisting primarily of legal, accounting, and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:


                                           $50,000      $250,000     $500,000
                                           minimum      midpoint      maximum
Legal, accounting & printing expenses       9,500        19,500        26,500
Other offering expenses                     7,269         7,269         7,269
Net proceeds to company                    33,231       223,231       466,231
                                 ---------------------------------------------
Total                                    $ 50,000      $250,000      $500,000


The following describes each of the expense categories:

     legal, accounting and printing expense is the estimated costs associated with this offering;

     other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table shows how we plan to use the net proceeds to the company:

                                            $50,000     $250,000      $500,000
                                            minimum     midpoint      maximum
Computers and equipment                    $ 15,000   $   75,000    $ 170,000
Bandwidth increase                           15,000       90,000      178,000
Salaries                                         -0-      40,000       78,000
Expenses in adding new products/services      2,000       10,000       20,000
General corporate overhead                    1,231        8,231       20,231
                          ------------------------------------------------------
Proceeds to company                        $ 33,231    $ 223,231   $  466,231


         We have a fully operational web site and software developed in house which are our main assets. To date, our Internet activity has been provided free to gamers until recently when we started charging for certain services. We have limited revenue from advertising. We have instituted procedures whereby we are charging for certain services which will increase our revenue.


                             Description of Business

         We were incorporated in Texas on April 13, 2000. Charles H. Davis, Michael A. Davis and Sally Davis are our officers. Charles H. Davis and Michael
A. Davis are our directors and together own 4,336,283 shares of common stock of the company. The Davis family controls our company; together, the Davis family owns 8,362,831 shares of common stock or 85.3%; another affiliated entity, Oarsman Corporation owns 88,496 shares or 0.90%.

As well as being a newly formed company, we:

     o    are controlled by one family

     o rely on a family that controls most of our common stock to manage the business, this offering and continuing operations to see us through to profitability;

     o    have limited operating history with little revenue from operations;

     o operate in an industry with low barriers of entry which could add to our competition, and one in which there are many competitors already, many of which have much greater resources than we do; and

     o received a report from our independent certified public accountant which gave us a `going concern' opinion which states that we do not have sufficient capital or operations to show that we can continue as a viable business for the coming year.

Our company is an online Internet gaming portal composed of game-specific channels for action games, adventure games, simulation games, strategy games, tactical games and role-playing games, as well as a gaming community channel, ClanPages.com. GameHappy.com hosts over 36,000 clans and has over 38,000 clans registered in our database. A clan is a group or team of players that compete against other clans in the above mentioned types of Internet based games. The term "clan" is based upon the concept of a Scottish "clan" which consisted of a group of family members working together in a cooperative manner. A clan master is the leader of the clan and is elected by the clan members. The games that are played on our site are not owned or developed by GameHappy.com but are developed and marketed by software development companies and purchased by the individual game players either directly from the software companies or from major retailers of computer software. GameHappy.com provides the Internet portal or location where each member of a clan can link together via the Internet through each player's individual computer and play games.

When a clan is hosted by us, we provide server space, which is computer space on one of our server computers, for the clan web site where the clan can upload files from the Internet; provided their content does not violate our use policy. Our use policy requires that customer content does not contain pornography, music files such as mp3's (which are songs downloaded onto a mp3 format), or illegal software. A clan that is registered but not hosted is included in our database. This provides the clan with the ability to use our recruiting center to look for players that specialize in aspects of their game of choice. For example, a clan that plays an action game may look for a sniper. We also receive over 16 million page views a month from almost one million unique Internet protocol (IP) addressees. An "IP address" is an internet protocol address which is a part of an internet based data transmission. The IP address refers to the part of the protocol that allows the computers to locate each other through the Internet or Local Area Network (LAN). GameHappy.com desires to be one of the leaders in the overall online gaming community and the leader in clan-oriented services.

     As we have recently been organized, we have limited historical operating performance and a limited track record of sales for this type of product. Currently, we do not have any employees; as the need arises, we contract our labor to save operating expenses.








     As an Internet based business, we are dependent on certain essential services such as our telecomunications provider and our broadband suppliers. If there is an industry wide problem with black outs or disruptions in the Internet; or if our communications or broadband providers become undependable or cease to provide us with service, our business can be adversily effected. Without Internet access we would be unable to supply our customers with service until Internet access was restored or until other providers were secured. A cessation in service would negatively impact our reputation and operations.


Revenue Sources:

         In 2000, our company's main revenue source came through sales of advertising space on our web servers. In 2001, we discontinued our advertising sales program because our advertising revenue dropped to a negligible amount due to a significant drop in Internet advertising rates throughout the industry. Thus, most of our income in 2001 has come from fees we charged gamers to play through our gaming portal. Up Until January 2001, we provided the gaming portal free to anyone who came through our web site. However, because of the cost to do business and the decline in advertising revenue, in February, 2001 we began to charge for certain services.

         Currently, our company provides web hosting, use of our computer server scheduling software, and private game-server rentals. These services are offered to the customers at three different price levels. These levels are the Copper package, the Silver package and the Gold package.

         The basic level is the Copper package which is free to the customer and allows the customer to have a basic web page containing files of not more than 100 K ( 100,000 bytes of storage), a domain name, a file manger which allows the user to maintain pictures, video and content on their web page, and pre-written script for web pages, such as time, current date and counters for the number of visitors to the web page.

         The second level is the Silver package which costs $12.00 per year and includes all items in the Copper package, as well as, a larger web page containing files of not more than 1MB (1,000,000 bytes of storage), domain name support which allows the customer to customize his domain name, FTP access (file transfer protocols) which allows the customer to transfer computer files between his personal computer and his web server, access to Microsoft Frontpage 2000 Extensions that allow the customer to easily build dynamic web page content, and one E-mail account. Any additional E-mail accounts are $1.00 per year per E-mail account.

         The third level is the Gold package which has a one time set up fee of $29.00 and a yearly fee of $12.00. The Gold package includes all items in the

Silver package, as well as, a web page with no limit on the file size and allows the customer to run "active server pages" which are dynamic web pages that use databases and automatic features, such as, automatically tuning the web page to the resolution capabilities of each user's personal computer monitor. Like the Silver package, one E-mail account is included and any additional E-mail accounts are $1.00 per year per E-mail account.

         Currently, there are over 26,000 customers utilizing the Copper package, 420 customers utilizing the Silver package and 510 customers utilizing the Gold package.


         Another revenue source for our company is the leasing of private game servers to clans so that these clans have dedicated servers. A dedicated server allows a clan to control a game without interference from other clans or players. By controlling a game server, a clan is able to practice with each other and schedule games with other clans. In March, 2001 we began a beta test for leasing private game servers. The company allowed game players to sign up for the beta tests to accomplish the following objectives: a. Verification that a market exits for private game servers; b. Development and debugging of the customer-side connection management software called PathFinderz; c. Development and debugging of the server-side game server management software; d. Testing of various scheduling scenarios; and c. To obtain feedback from the beta test customers.

         Clan masters from over 900 clans signed-up for the beta test. One of the requirements to participate in the beta test was that the player had to pay for three months of service, at $15.00 per month, prior to the start of the beta test period. The beta test period was scheduled to last over a three month period, however, we believe that it will be concluded by September, 2001. Because of the limitations we have on bandwidth and capacity, we had to reduce the sign up period. We cut-off the sign ups at 250 clan masters. 250 clan masters represents on average 3700 active game players. Keep in mind that these players have never seen a fully automated working system where they can rent time on a game server. Even though they have never seen a fully automatic system, they were willing to pay three-months in advance just to participate in the beta test.

         Even though the beta test is ongoing, currently our results show there is a viable market for private game servers. Our beta test players have expressed interest in our company providing more game servers. The beta test players are scheduling time on the game servers and they are actively engaged in play on them. We are currently about 80% finished with both the client-side connection software and the server-side management software. The largest complaint from the beta test players is that there is not enough available time on our beta test game servers. Until we raise capital, we will probably be unable to increase the number of available game servers. The current results of the beta test leads us to believe that our game server program will be successful, however, if our beta test proves to be unsuccessful, our business will be hurt financially and the value of your investment will decline and may become worthless.

         If the beta test proves that leasing private game servers is viable, we will charge a game player $15.00 per month for 100 player hours. A player hour is one player playing one hour on one game server.


Marketing activities:


         Currently, we do not advertise and our customers learn about us through other customers. If we aggressively marketed our services, we believe our capabilities would quickly be saturated. In the future, if we need to attract customers through other than "word of mouth", we will market our gaming Internet web site through banner ads, brick ads, spiders and robots.


         Banner and brick ads refer to specific location and types of advertising images located on a web page. The size and location of banner ads are specified by the Internet Advertising Bureau (IAB.net). The Company will essentially market through banner and brick ads on the Internet. The banners and bricks will be placed on third parties' web sites. In addition, we will advertise on key search engines to attract as many viewings or "hits" as possible.


         Spider software programs are programs that search the web and look for specific items on a networks web site or a series of network web sites. For example, the spider program may crawl a company's web site looking for e-mail addresses or specific phrases. Search engine robots are used by search engines to categorize web sites for inclusion in their databases. Web sites can add "meta tags" to the header text of a web page's's html file. The purpose of the meta-tag is to provide a list of key words supplied by the web site that describe the function and features of that web site. The search engines look for these tags when crawling and categorizing web sites.

                                    The Company will make use of spider software
programs that will regularly go into the search engine robots and feed them the key words to ensure that the our web site comes up high on the search engine lists. A new technique of bulk e-mail that is brief and quotes a key word with an invitation to respond for further information will also be used. The Company will also purchase key words on certain search engines so that if a person searching the Internet types in a search word ("gaming" and "action game", for example), our company ad will appear.

Intellectual property rights

         Our services are protected by copyright laws that currently apply to software. We are using software that we own because it was developed in-house by our shareholders. For example, all of the software that allows the gamers to register and pay for an account and the software that balances the load on our servers was developed in house. Also, the PathFinderz and the server-side game server scheduling software was developed in house. We have not, and do not have any plans to release any details as to how we accomplish all of the functionality of our system since it is proprietary information. GameHappy.com created all software, except the server operating systems, that is used, and therefore we own all of the in house developed software. We do not pay royalties on any software and we do not use any database engines that require royalty or licensing fees such as the products offered by Microsoft and Oracle.

Security Risks

         Despite the implementation of security measures, the Company may be vulnerable to computer viruses, hacking or similar disruptive problems caused by customers, the interconnecting networks and the various telephone networks. Computer viruses or problems caused by third parties could lead to interruptions, delays or cessation in our Internet service to the Company's customers, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company expects that its customers will increasingly use the Internet for purchasing our services and products in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all or completed with compromised security. There can be no assurance that customers or others will not assert claims of liability against the Company as a result of any such failure. Further, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and our customer base and revenues in particular.

New and Uncertain Market; Uncertain Acceptance of the Internet as a Medium of Commerce and Communication

         The market for sales of goods and services over the Internet and related products is in an early stage of growth. The Company's Internet marketing success will depend upon the continuing development and expansion of the Internet and the market for goods and services sold over the Internet. Our success will depend on our ability to adapt to rapid technological change of the Internet.


         Critical issues concerning commercial and personal use of the Internet (including practice standards and protocol, security, reliability, cost, ease of use, access and quality of service) remain uncertain and may affect the growth of Internet use. The acceptance of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires that such users accept a new way of conducting business and exchanging information, that industry participants continue to provide new and compelling content and applications and that the Internet provide a reliable and secure computer platform. It is difficult to predict with any assurance the rate at which the market will grow, if at all, or at which new or increased competition will result in market saturation. If demand for goods or products sold over the Internet fails to continue to grow, grows more slowly than anticipated or becomes saturated with competitors, the Company's business, operating results and financial condition will be materially adversely affected. Conversely, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will be able to support the demands placed on it by such growth.


         GameHappy.com is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, and characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have an adverse effect on us. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material negative effect on us.

Size and Scope of the Market

         The Internet has seen significant growth. The Internet is an advantageous medium for selling services and merchandise when compared to the traditional retail stores and methods. It has produced a new mode of convenience and value - a means by which consumers can shop, receive information, and build relationships irrespective of time and place. The Internet is a collection of thousands of computer networks and millions of computer connections that enable individuals, businesses, and institutions to access and share information on a worldwide basis. There are an estimated 36,700,000 hosts connected to the Web. (Pegasus Research International, L.L.C., 405 Lexington Avenue, 47th Floor, New York, New York 10174.) NEC researchers state that there are over 320 million Web pages on the Internet. They further predict that if the Internet growth continues, the number of Web pages could rise to 500 million within a year.

         The evolution and rapid growth of e-commerce can be directly linked to the rapid growth of the Internet. The U.S. Department of Commerce stated in their Digital Economy 2000 report that during the past year Internet access has grown significantly in all regions of the world, rising from 171 million people in March 1999 to 304 million in March 2000, an increase of 78 percent. As the Internet grows, so does e-commerce. In March 2000, the U.S. Bureau of the Census released the first official measure of e-retail. The Census found that during the fourth quarter of 1999, online sales by retail establishments totaled $5.3 billion, or 0.64 percent of retail sales. International Data Corporation estimates that by 2003, more than $2 million per minute will change hands globally via the Internet, and by 2005, that figure will exceed $5 million per minute. (Surprise! E-commerce will Drive Net Growth, David Needle, PC World, September 29, 1999).

         Peter D. Hart Research Associates, Inc. conducted a study in April, 2000 that found the following facts:

         o        60% of all Americans play video games

         o In 2000, 35% of all Americans rated playing computer and video games as the most fun entertainment activity for the third consecutive year

         o The year 2001 will see a dramatic shift in users accessing the Internet for game play against live opponents via network play

         o 1999 saw the fourth consecutive year of double digit growth for the gaming industry.

         The Interactive Digital Software Association stated that "entertainment software sales topped $6.1 billion in 1999" and "video game sales grew to $4.2 billion."

Competition

Since the original filing of this document, most of our competitors have gone out of business. The competitors whose revenues were based mainly on advertising revenue have either failed or are currently having financial difficulties. The companies that we believe to be our main competitors are primarily GameSpy Industries and Microsoft's gaming zone. Microsoft is seen only as a marginal competitor at this time. Microsoft's main focus in the gaming industry is in selling and promoting games they develop for the zone. They have not shown any interest in supporting, promoting or profiting off of games developed by other companies. However, if their direction changes, they will have a significant impact on us as a competitor.

GameSpy's focus has been the general gaming market and they are seen as our primary competitor. GameSpy has a program called "GameSpy" and a second version program called "Arcade" that are popular in the marketplace. GameSpy has never had a competitor and has always enjoyed being the only option for independent game manufacturers that were looking for a tool that would help their customers find servers that provide interactive playing opportunities for users of their products. GameSpy has never offered servers for play. They have only offered the user assistance in finding a server. We plan to compete against GameSpy by offering the game manufacturers a choice when bundling software tools with their products. We also plan to compete with them by offering the game manufacturers an established network upon which they can base their game design. Our network will also offer the game manufacturer the ability to supply at the time of release, a base of servers that the game players can use when playing their new game. GameSpy does not currently offer that service. We also plan to compete by providing the users, that is, the game players, with a consistent platform for game play.

E-commerce Competition

         The market for the provision of sales of goods and services to individuals and small businesses over the Internet is extremely competitive and highly fragmented. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. There are also many thousands of Internet sites that offer products and services for sale by individuals and companies. Increased competition may result in reduced operating margins, loss of market share and an adverse effect on our business.


                               Plan of Operations

         Our plan of operations is based upon the amount of capital we raise in this offering. We will be engaged in marketing and sales of providing our customers with an online Internet gaming portal composed of game-specific channels for action games, adventure games, simulation games, strategy games, tactical games and role-playing games. In order to operate and market these products and services, we have to have capital to fund the purchase of computers, software, Internet bandwidth, marketing and corporate overhead. Bandwidth is a measure of how much data can be transmitted in a fixed amount of time, usually one second. For example, if a bandwidth amount is described as 1 megabit, then one millions bits can be transmitted in one second, and this would translate into 327 gigabytes of data being transmitted in an average month of the transmission is held constant for the entire month. We are currently seeking to raise between $50,000 and $500,000 to expand our business. We will market our business directly to the consumer through the Internet as well as through conventional advertising media.

Current situation and capabilities


         Currently, we do not pay for any advertising to attract customers because we cannot handle all of the gamers we are attracting. In addition, most of our systems are automated so there is very little need for employees. When we do hire people, it will be for support staff and not necessarily for computer software development.

         Our current equipment consists of state-of-the art servers that are capable of serving over 30 million page-views per month and handling over a million separate Internet protocol addresses (different computers) per month. We have handled as many as 100,000 unique visitors per day and have the ability to run over 30 servers at a time. Presently, we pay $4,300 per month for bandwidth and to increase our capacity we will have to purchase additional computer equipment and increase our bandwidth.


Assuming we raise the minimum amount in this offering, netting approximately $33,000 to the Company, we will be able to fund the following:

         o        Purchase computer equipment;

         o        Purchase software;

         o        Purchase Internet bandwidth;

         o Purchase limited advertising on banner and brick ads on other Internet companies' web sites; and C Hire employee(s) when necessary.

                                    At this level of funding, we will be able to
purchase additional bandwidth, which would give us

the ability to accommodate more Internet gaming traffic. An increase in sales will be concentrated through charging our current gamers who now play for free to sign up for our Silver and Gold packages as well as leasing private game servers. Although growth could be slow, we should be able to sign up many of our current gamers and be operationally self-sustaining. At minimum funding, we can purchase 15 computers and enough bandwidth to accommodate 4,000 gamers purchasing 100 player hours on private game servers. We will sell 100 player hour packages for $15.00 per month each, would give us a potential revenue of $60,000 per month, which will more than pay the variable and fixed expenses of our operation.


         At this minimum funding we would operate cautiously using the revenues being generated from current sales. This would require that the network regulate the number of gamers that can sign-up for the game server service. We would have to use the net proceeds from the sale of existing products to improve our bandwidth and server capacity. The impact would be that the company would grow as a function of sales regardless of the availability of customers. This would allow a potential competitor with better funding, the opportunity to beat us in the marketplace.

         If we raise only the minimum amount in this offering, we will not have to raise additional funds in the next six (6) months since we are now generating revenues from charging gamers for services on our site. Since we have started fee based services, we have approximately 930 fee paying customers on our Silver and Gold packages.

Assuming we raise a midpoint amount in this offering, netting approximately $223,000 to the Company, we would expand but it would also have to be a more controlled expansion. Some of our costs will have fixed price reduction points based on volume sales. We will not be able to achieve the maximum margin on our sales until we have grown enough to get the best price on certain key resources such as bandwidth. For example, price breaks on bandwidth charges occur at 10 megs, 20 megs, 45 megs and larger. If funding only allows us to buy enough machines that we would only need an additional 10 megs of bandwidth, then we would not make an unnecessary expenditure purchasing the 20 megs or large connection even though the cost per meg drops substantially at the next increment. For example, 5 megs of bandwidth costs approximately $800 per meg and 45 megs of bandwidth costs approximately $300 per meg. The monthly bill for a 5 meg line is approximately $4000 while the monthly bill for the 45 meg line is approximately $13,500. If the funding is insufficient to acquire the most cost-effective bandwidth, then we will spend the lower amount even though the margin on sale would be lower. This midpoint in funding would not allow us to make the most cost-effective use of the funds but it would allow us to make significant strides towards profitability.


         At the midpoint funding, we will purchase 90 computers and 90 megs more of bandwidth which will allow us to accommodate 9,000 gamers purchasing 100 players hours on the private game servers at $15.00 per month. 9,000 gamers at $15.00 per month is $135,000 in monthly revenues.


Assuming we raise the maximum amount in this offering, netting approximately $466,000 to the Company, we will be able to accomplish the following: C Purchase more computer equipment;

         o        Purchase more software;

         o        Purchase more Internet bandwidth;

         o Advertise on banner and brick ads on other Internet companies' web sites; o Launch an e-mail campaign to attract first-time customers;

         o Purchase key words on certain search engines so that if a net surfer types in a search word such as "gaming" , our Company's ad will appear;

         o Advertise on more conventional media, such as gaming magazines and newspapers; and C Pay corporate overhead.

         At this level of funding, we will purchase additional bandwidth as well as computer equipment and software unique to the gaming industry to enable us to offer better service to our customers. However, most of the funds will be used to fund an increase in Internet bandwidth and purchase servers which will enable us to host more gamers on our site. At 100% funding, we would be able to accomplish. Most of our network services are automated and additional staff will not be a spending priority, although we will need to hire one or two support personnel. If we were to determine that work needed to be accomplished faster than our current staff can handle, we would contract out the work. Any additional staff hired will be funded from revenue generated by sales as opposed to allocating capital resources for labor expenses.

         At maximum funding, we will purchase 180 computers and 90 megs more of bandwidth which will allow us to accommodate 18,000 gamers purchasing 100 players hours on the private game servers at $15.00 per month. 18,000 gamers at $15.00 per month is $270,000 in monthly revenues.


                             Description of Property

         Our corporate facilities are shared with Oarsman Corporation, an affiliate of our Directors. This agreement includes the use of space for our computers, use of telephones and equipment for $100.00 per month. We reimburse the affiliate for costs of bandwidth. This arrangement was started in April 2000 and will continue until such time as the Company needs and can afford to lease its own office facilities.

         Our equipment currently is state-of-the art servers that are capable of serving over 30 million page-views per month and handling over a million separate Internet protocol (IP) address per month. We have handled as many as

100,000 unique IP addresses/visitors in a day. We currently have the ability to run over 60 game servers at a time. After the proceeds have been applied, we will have significantly increased capabilities. The exact extent of our capabilities cannot be given since it will depend largely upon market prices of computers, bandwidth, and related equipment at the time of the purchase and over the time period we phase in the new capabilities. However, we presently pay $4,300 per month for bandwidth and to increase our capacity so that we can accommodate up to 4,000 gamers, we will have to purchase additional computer equipment and increase our bandwidth.


             Directors, Executive Officers and Significant Employees

         The directors and officers of the company, their ages and principal positions are as follows:

         Name                     Age               Position
         Charles H. Davis         42                President and Director
         Michael A. Davis         41               Vice President and Director
         Sally Davis              44                Secretary


Background of Directors and Executive Officers:

Charles H. Davis. Mr. Davis started the company as a hobby. He has operated and managed several businesses including a grocery store and a restaurant. The restaurant, Chuck's Old Fashioned Hamburgers, located in Waco, Texas was started, owned and managed by Mr. Davis. He sold this business in 1992 after three successful years of operation so he could further his education and attend Texas A&M University. He graduated from Texas A&M University, College Station Texas in 1996 with a B.S. in psychology and a minor in biology. He is currently a student in medical school.

Michael A. Davis: Mr. Davis has a B.S. and an M.S. in mechanical engineering which he received as a graduate of Dwight Look College of Engineering, Texas A&M University. He earned his Bachelor degree in 1986 and his Masters Degree in 1994, both from Texas A&M. Mr. Davis has over fifteen years experience working for several electric and natural gas utility companies, as well as, Texas A&M University's Energy Systems Laboratory. Mr. Davis has over fifteen years experience working for several electric and natural gas utility companies, as well as Texas A&M University's energy systems laboratory. Mr. Davis been programming professionally and has over fifteen years experience in the software development industry. He has developed numerous commercial software applications including desktop and web-based products. Mr. Davis has been President and Director of Oarsman Corporation since 1994. The Oarsman Corporation develops desktop and web-based energy analysis software, which is sold to utility and energy service companies. Oarsman Corporation is an affiliate of GameHappy.com, Inc.

Sally A. Davis: Ms. Davis graduated from Texas Tech University in 1981, and holds a BS in nutrition. Since 1994, Ms. Davis has been the Secretary and Office Manager for Oarsman Corporation, an affiliate of GameHappy.com, Inc. Her duties include bookkeeping, accounts payable, receivables and interfacing with independent accountants.


                     Remuneration of Officers and Directors

         Our officers and directors have received no compensation other than the 1,707,353 shares of common stock they received for services on April 14, 2000 and they have no employment contracts with the company.

Name of Person              Capacity in which he served          Aggregate
Receiving compensation         to receive remuneration         remuneration

Charles H. Davis                    President                 517,241 shares
                                                              of common stock
Michael A. Davis                Vice President               1,190,112 shares of
                                                               common stock


         The Davis' received the common stock upon capitalization of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.

            Interest of Management and Others in Certain Transactions

         In April 2000, the founders of GameHappy.com, Inc. received 8,761,061 shares of common stock which we issued to them for $39,000, composed of $29,000 cash and $10,000 of their services. Of the above shares, Michael A. Davis owns 3,451,327 shares and Charles H. Davis owns 884,956 shares. The Davis family that controls our company were issued 8,362,831 shares.

         The total issued and those the stock was issued to in the above transaction follows:
                               Cash          Services      Total shares
 Michael A. Davis            $11,424         $ 3,939        3,451,327
 Andrew Davis                 11,425           3,939        3,451,327
 Tim Ramsey                    1,318             455          398,230
 Randy Davis                   1,904             657          575,221
 Charles Davis                 2,929           1,010          884,956
                            ---------       --------      ------------
 Totals                      $29,000         $10,000         8,761,061

         In August 2000, we entered into a verbal agreement with an affiliate company, Oarsman Corporation for administrative services and rent which is being provided at $100 per month for ten months starting in April 2000. These services were valued at $1,000 and the companies received 88,496 shares valued at $0.0113 per share. We have a verbal agreement to continue this relationship, being charged $100.00 per month for administrative services and rent.

         In October 2000, we entered into verbal agreements with various consultants to develop and implement a plan to expand and grow our business. These services were valued at $24,517 and the consultants received 815,442 shares valued at $0.03 per share. These services resulted in our decision to file an SB Registration Statement with the U.S. Securities and Exchange Commission. Victor McCall is an attorney licensed to practice law in the state of Texas. Mr. McCall has consulted with us on various legal matters regarding business structure, incorporation, and expansion of our business. Mr. McCall received 331,814 shares of common stock valued at $0.03 per share for his services. Jason Carter is a businessman, a graduate of Texas A&M University with a Bachelor of Arts degree. Mr. Carter, a resident of Dallas, Texas, owns several businesses and has consulted with us on various matters, including future business direction and computer gaming. Mr. Carter received 196,814 shares of common stock valued at $0.03 per share for his services. Warren Webb currently runs a privately funded business incubator in Fort Worth, Texas which was founded in February 1998. Mr. Webb specializes in business assistance to high technology, startup companies. Mr. Webb received 90,000 shares of common stock valued at $0.03 per share for consultation with us on business growth and direction. T. Alan Owen is an attorney licensed to practice law in the State of Texas. Mr. Owen has consulted with us on various legal matters regarding incorporation and business structure, more specifically with regard to our Company obligations and requirements after we are publicly held. Mr. Owen received 196,814 shares of common stock valued at $0.03 per share for his services.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

         o        a director or officer of the issuer;

         o        any principal security holder; C any promoter of the issuer;

         o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             Principal Shareholders

      The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:

                        Name and Address               Amount owned
     Title                   of Owner                 before offering    Percent

President and Director  Charles H. Davis                 884,956           9.03%
                        606 Kampmann Blvd.
                        San Antonio, Texas 78201

Vice President and      Michael A. Davis               3,451,327          35.22%
Director                1000 Winding Road
                        College Station, Texas 77840

Secretary               Sally Davis                           -0-            -0-
                        1000 Winding Road
                        College Station, Texas 77840

N/A                     Andrew Davis                   3,451,327          35.22%
                        1000 Winding Road
                        College Station, Texas 77840

N/A                     Randy Davis                      575,221           5.87%
                        606 Kampmann Blvd.
                        San Antonio, Texas 78201
                                                   -----------------------------

Total                                                  8,362,831          85.34%

After offering:         Minimum                        8,362,831          84.90%
--------------
                        Maximum                        8,362,831          81.19%


                            Securities being Offered

         We are offering for sale common stock in our company at a price of $1.00 per share. We are offering a minimum of 50,000 shares and a maximum of 500,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $1.00 par value. As of October 31, 2000, we had 9,799,999 shares of common stock issued and outstanding and no preferred stock outstanding.
         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       Relationship with Issuer of Experts Named in Registration Statement

         The auditor named in this registration statement was not hired on a contingent basis and has no direct or indirect interest in our company. Our attorney, Victor McCall, is a stockholder and may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.

                                Legal Proceedings

         We are not involved in any legal proceedings at this time.


                  Changes in and Disagreements with Accountants

         We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our hiring an accountant. We have had no disagreements with him on accounting and disclosure issues.


              Disclosure of Commission Position of Indemnification
                         for Securities Act Liabilities

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Texas law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  Legal Matters

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Victor McCall, The McCall Law Firm 1521 North Cooper, Suite 335 Arlington, Texas 76011 (817) 274-5800



                                     Experts

         The financial statements as of December 31, 2000, and for the period from inception (April 13, 2000) to December 31, 2000 of the company included in this prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.

         The financial statements as of April 30, 2001, and for the four months ended April 30, 2001 of the company included in this prospectus have been compiled by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting.


                                                   Dividend Policy

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                                   Capitalization

         The following table sets forth our capitalization as of March 31, 2001. Our capitalization is presented on:

         o        an actual basis;

         o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (50,000) we plan to sell in this offering; and

         o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (500,000) we plan to sell in this offering.

                                               Unaudited
                                           Actual Minimum      After
                                             Mar 31, 2001     Offering
Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;                       980           985
Additional Paid In Capital                       87,534       120,760
Retained deficit                                (84,258)      (84,257)
Total Stockholders' Equity                       15,193        37,487

Total Capitalization                              4,256        37,487

Number of shares outstanding                  9,799,999     9,849,999

         The company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.


                                 Transfer Agent

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of GameHappy.com, Inc.

         I have audited the accompanying balance sheets of GameHappy.com, Inc. (a development stage company) as of December 31, 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the period from inception (April 13, 2000) to December 31, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GameHappy.com, Inc. as of December 31, 2000, and the results of operations and its cash flows for the period from inception (April 13, 2000) to December 31, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note F to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.


Charles E. Smith
Rockwall, Texas
April 2, 2001

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                                 BALANCE SHEETS
                                December 31, 2000

                                     ASSETS
                                                               Dec 31, 2000
                                                           -------------------
CURRENT ASSETS:
    Cash                                                                  $97
    Prepaid expenses                                                      100
    Accounts receivable                                                 2,378
                                                           -------------------
        Total current assets                                           $2,575

PROPERTY AND EQUIPMENT:
    Computer equipment                                                 54,315
    Accumuated depreciation                                            (5,789)
    Website                                                            10,000
    Accumulated amortization                                           (2,361)
                                                           -------------------
        Total property and equipment                                   56,165

                                                           -------------------

TOTAL ASSETS                                                          $58,740
                                                           ===================


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current liabilities:
    Accrued expenses                                                     $927
    Notes payable                                                      45,000
                                                           -------------------
        Total liabilities                                              45,927

STOCKHOLDERS' EQUITY
    Preferred stock, $1.00 par value, 20,000,000 authorized
         -0- shares issued and outstanding                                  0
    Common stock, $0.001 par value, 50,000,000 authorized,
         9,799,999 shares issued and outstanding                          980
    Additional paid-in-capital                                         87,534
    Deficit accumulated during the development stage                  (75,701)
                                                           -------------------
        Total Stockholders' Equity                                     12,813
                                                           -------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $58,740
                                                           ===================




See accompanying notes                                  F-2

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                             STATEMENT OF OPERATIONS
           Period from Inception (April 13, 2000) to December 31, 2000


                                                             Period from
                                                              Inception
                                                           (April 13, 2000)
                                                                  to
                                                             Dec 31, 2000
                                                         -------------------

REVENUE:
    Revenue                                                          $7,064

OPERATING EXPENSE:
    Depreciation and amortization                                     8,150
    General and administrative                                       74,615
                                                         -------------------
        Total Operating Expense                                      82,765

                                                         -------------------

NET LOSS                                                           ($75,701)
                                                         ===================



Weighted average shares outstanding                               8,662,489
                                                         ===================

Loss per share - basic and diluted                                   ($0.00)
                                                         ===================




See accompanying notes                                  F-3

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

            STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT Period from Inception (April 13, 2000) to December 31, 2000



                                               Common  Stock                              Paid In
                                          Shares           Amount                         Capital            Total
                                  ----------------------------------------------------------------  -----------------
Balance,
        April 13, 2000
        (date of inception)                   -0-              -0-                            -0-                -0-

Shares issued on
       April 16, 2000 for:
           Cash                         6,514,635              651                         28,349             29,000
           Web site                     2,246,426              225                          9,775             10,000

       August 20, 2000 for:
           Services and rent               88,496                9                            991              1,000

       October 23, 2000 for:
           Services                       950,442               95                         28,418             28,513

Paid in capital by shareholder                                                             20,001             20,001

Net Loss                                                                                                     (75,701)

                                  ----------------------------------------------------------------  -----------------
Balance
        December 31, 2000               9,799,999             $980                        $87,534            $12,813
                                  ================================================================  =================






See accompanying notes                                  F-4

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                             STATEMENT OF CASH FLOWS
           Period from Inception (April 13, 2000) to December 31, 2000


                                                                                       Period from
                                                                                        Inception
                                                                                     (April 13, 2000)
                                                                                            to
                                                                                       Dec 31, 2000
                                                                                     -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                                 ($75,701)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Depreciation and amortization                                                   8,150
                Items not requiring cash - stock issued for services and rent                  29,513
                (Increase) decrease in prepaid expenses                                          (100)
                (Increase) decrease in accounts receivable                                     (2,378)
                Increase in accrued expenses                                                      927

                                                                                     -----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                                      (39,589)


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                                        (34,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                                       29,000
    Proceeds from notes payable                                                                45,000

                                                                                     -----------------
    Total cash flows from financing activities                                                 74,000

                                                                                     -----------------

NET INCREASE IN CASH                                                                              $97

CASH, BEGINNING OF PERIOD                                                                           0
                                                                                     -----------------

CASH, END OF PERIOD                                                                               $97
                                                                                     =================




Note:
Non-cash investing activity - the company issued 2,246,426 shares valued at $0.00445 per share for a total of $10,000 for its website.

Non-cash investing activity - a shareholder of the company contributed $20,001 worth of computers in the year 2000





See accompanying notes                                  F-5

                   GAMEHAPPY.COM, INC.
                           a Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History: The Company was organized April 13, 2000 under the name of GameHappy.com, Inc. in the State of Texas and is in the development stage. The Company is in the business of providing a portal for game players to play games over the Internet. The Company provided this portal free of charge but has started charging monthly fees for clans to be guaranteed space on private servers for players to combat others without interruption from the general Internet public.

Basis of Accounting:
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
Revenue is recognized when payment for services are received which is when the customers account is activated. The company receives fees for players or clans to play on its servers and the Company gives no refunds.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the period presented.

Accounting Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock based compensation:

The Company accounts for stock based compensation in accordance with FAS 123 and APB No. 25 and the Financial Accounting Standards Board Interpretation No. 44. This requires that we base the issuance of stock at the fair value of the consideration received.

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies (con't): Software Development Costs: The Company accounts for its software development costs under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

Income Tax:
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Note B - Web site:

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $10,000. The cost of the web site is being amortized over three years starting in April 2000, the first month of operation.

The cost of developing the web site is accounted for under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44) "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25" which was effective July 1, 2000. The website development was paid for by issuing 2,246,426 shares of common stock, the value of which was $0.00445 per share which was arbitrarily determined and negotiated since there was no readily determinable market value for the Company's shares.

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note C - Stockholders' Equity:
-----------------------------

Common Stock:
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2000, there were 9,799,999 shares outstanding. The Company has not paid a dividend to its shareholders.

Preferred Stock:
The Company is authorized to issue 20,000,000 common shares of stock at a par value of $1.00 per share. These shares have full voting rights. At December 31, 2000, there were zero preferred shares outstanding. The Company has not paid a dividend to its shareholders.

Note D - Income Taxes:

The Company had a net operating loss of $70,945 for the period presented. The Company's year end is December 31. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

         Operating losses expire:           2020              $75,701

The Company has adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109. In accordance with SFAS No. 109, the Company has recorded a valuation allowance equal to the deferred tax asset as a result of the Company's "going concern" opinion referred to in Note F and the uncertainty that it will be realiz

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000

Note D - Income Taxes (con't):

The components of the provision (benefit) for income taxes included in the financial statements as of December 31, 2000 are as follows:

Deferred tax assets:
Net operating loss carryforwards                                                $(  75,701)
Valuation allowance                                                                 75,701
                                                                                ------------
Total deferred income tax assets                                                        -0-
Total deferred income tax liabilities                                                   -0-
                                                                                ---------------
Net deferred income tax assets                                                  $       -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:

U.S. federal statutory rate                                                        (  34)%
Increase (decrease) in rates resulting from:
         Change in valuation allowance for deferred tax asset                         34 %
                                                                                ----------
Effective tax rate                                                                     0  %

Note E - Related Party Transactions:
-----------------------------------

In April 2000, the Company issued to its founders 8,761,061 shares in consideration for $39,000, comprised of $29,000 cash and $10,000 for the web site. The stock was valued at $0.00445 per share.

Note F - Going Concern:

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company in the SB-1 registration statement currently in progress, or obtaining additional financing. The Company has altered its operations to meet its obligations, more specifically, by starting to charge customers for the use of its Internet portal for game-players. The Company believes that the revenue from these players and the funds raised in the current SB-1 offering will give it the capital needed to fund its operations. However, if these conditions among others are not met, the Company may be unable to continue as a going concern.

                               GAMEHAPPY.COM, INC.


                                 BALANCE SHEETS
                      March 31, 2001 and December 31, 2000

                                     ASSETS

                                                                                    Mar 31, 2001      Dec 31, 2000
                                                                                   ----------------------------------
CURRENT ASSETS:
    Cash                                                                                      $30                $97
    Prepaid expenses                                                                                             100
    Accounts receivable                                                                       135              2,378
                                                                                   ----------------------------------
        Total current assets                                                                 $165             $2,575

PROPERTY AND EQUIPMENT:
    Computer equipment                                                                     54,315             54,315
    Accumuated depreciation                                                               (10,315)            (5,789)
    Website                                                                                10,000             10,000
    Accumulated amortization                                                               (3,194)            (2,361)
                                                                                   ----------------------------------
        Total property and equipment                                                       50,806             56,165

                                                                                   ----------------------------------

TOTAL ASSETS                                                                              $50,971            $58,740
                                                                                   ==================================


                                                       LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current liabilities:
    Accrued expenses                                                                       $1,715               $927
    Notes payable                                                                          45,000             45,000
                                                                                   ----------------------------------
        Total liabilities                                                                  46,715             45,927

STOCKHOLDERS' EQUITY
    Preferred stock, $1.00 par value, 20,000,000 authorized
         -0- shares issued and outstanding                                                      0                  0
    Common stock, $0.001 par value, 50,000,000 authorized,
         9,799,999 shares issued and outstanding                                              980                980
    Additional paid-in-capital                                                             87,534             87,534
    Deficit accumulated during the development stage                                      (84,258)           (75,701)
                                                                                   ----------------------------------
        Total Stockholders' Equity                                                          4,256             12,813
                                                                                   ----------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                $50,971            $58,740
                                                                                   ==================================





See accompanying notes                                  F-1

                               GAMEHAPPY.COM, INC.


                             STATEMENT OF OPERATIONS
                          Period from Inception (April
                              13, 2000) to December
                               31, 2000, and Three
                             Months Ended March 31,
                                      2001

                                                              Period from
                                                               Inception
                                            Three Months    (April 13, 2000)
                                               ended               to
                                            Mar 31, 2001      Dec 31, 2000
                                           ----------------------------------

REVENUE:
    Revenue                                       $25,034             $7,064

OPERATING EXPENSE:
    Depreciation and amortization                   5,360              8,150
    General and administrative                     28,231             74,615
                                           ----------------------------------
        Total Operating Expense                    33,591             82,765

                                           ----------------------------------

NET LOSS                                          ($8,557)          ($75,701)
                                           ==================================



Weighted average shares outstanding             9,799,999          8,662,489
                                           ==================================

Loss per share - basic and diluted                 ($0.00)            ($0.00)
                                           ==================================







See accompanying notes                                  F-2

                                                        GAMEHAPPY.COM, INC.


                                                          STATEMENT OF
                                                       STOCKHOLDERS' EQUITY AND
                                                       ACCUMULATED DEFICIT
                                                       Period from Inception
                                                       (April 13, 2000) to March
                                                       31, 2001



                                              Common  Stock                              Paid In
                                          Shares           Amount                         Capital            Total
                                   ----------------------------------------------------------------  -----------------
Balance,
        April 13, 2000
        (date of inception)                   -0-              -0-                            -0-                -0-

Shares issued on April 16, 2000 for:
           Cash                         6,514,635              651                         28,349             29,000
           Web site                     2,246,426              225                          9,775             10,000

       August 20, 2000 for:
           Services and rent               88,496                9                            991              1,000

       October 23, 2000 for:
           Services                       950,442               95                         28,418             28,513

Paid in capital by shareholder                                                             20,001             20,001

Net Loss                                                                                                     (75,701)

                                    ----------------------------------------------------------------  -----------------
Balance
        December 31, 2000               9,799,999             $980                        $87,534            $12,813
                                    ================================================================  =================


Net Loss                                                                                                      (8,557)

                                    ----------------------------------------------------------------  -----------------
Balance
        March 31, 2001                  9,799,999              980                         87,534              4,256
                                       ================================================================  ==============





See accompanying notes                                  F-3

                               GAMEHAPPY.COM, INC.


                             STATEMENT OF CASH FLOWS
                          Period from Inception (April
                              13, 2000) to December
                               31, 2000, and Three
                             Months Ended March 31,
                                      2001

                                                                                                      Period from
                                                                                                       Inception
                                                                                    Three Months    (April 13, 2000)
                                                                                       ended               to
                                                                                    Mar 31, 2001      Dec 31, 2000
                                                                                   ---------------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                              ($8,557)          ($75,701)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Depreciation and amortization                                               5,360              8,150
                Items not requiring cash - stock issued for services and rent                                 29,513
                (Increase) decrease in prepaid expenses                                       100               (100)
                (Increase) decrease in accounts receivable                                  2,242             (2,378)
                Increase in accrued expenses                                                  788                927

                                                                                   ---------------  -----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                                      (67)           (39,589)


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                                                       (34,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                                                      29,000
    Proceeds from notes payable                                                                               45,000

                                                                                   ---------------  -----------------
    Total cash flows from financing activities                                                  0             74,000

                                                                                   ---------------  -----------------

NET INCREASE IN CASH                                                                         ($67)               $97

CASH, BEGINNING OF PERIOD                                                                      97                  0
                                                                                   ---------------  -----------------

CASH, END OF PERIOD                                                                           $30                $97
                                                                                   ===============  =================




Note:
Non-cash investing activity - the company issued 2,246,426 shares valued at $0.00445 per share for a total of $10,000 for its website. Non-cash investing activity - a shareholder of the company contributed $20,001 worth of computers in the year 2000








See accompanying notes                                  F-4

                            GAMEHAPPY.COM, INC.
                           a Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2001

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History: The Company was organized April 13, 2000 under the name of GameHappy.com, Inc. in the State of Texas and is in the development stage. The Company is in the business of providing a portal for game players to play games over the Internet. The Company provided this portal free of charge but has started charging monthly fees for clans to be guaranteed space on private servers for players to combat others without interruption from the general Internet public.

Basis of Accounting:
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
Revenue is recognized when payment for services are received which is when the customers account is activated. The company receives fees for players or clans to play on its servers and the Company gives no refunds.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the period presented.

Accounting Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock based compensation:

The Company accounts for stock based compensation in accordance with FAS 123 and APB No. 25 and the Financial Accounting Standards Board Interpretation No. 44. This requires that we base the issuance of stock at the fair value of the consideration received.

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2001

Note A - Nature of Business and Summary of Significant Accounting Policies (con't): Software Development Costs: The Company accounts for its software development costs under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

Income Tax:
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Note B - Web site:

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $10,000. The cost of the web site is being amortized over three years starting in April 2000, the first month of operation.

The cost of developing the web site is accounted for under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44) "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25" which was effective July 1, 2000. The website development was paid for by issuing 2,246,426 shares of common stock, the value of which was $0.00445 per share which was arbitrarily determined and negotiated since there was no readily determinable market value for the Company's shares.

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2001

Note C - Stockholders' Equity:
-----------------------------

Common Stock:
The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At March 31, 2001 and December 31, 2000, there were 9,799,999 shares outstanding. The Company has not paid a dividend to its shareholders.

Preferred Stock:
The Company is authorized to issue 20,000,000 common shares of stock at a par value of $1.00 per share. These shares have full voting rights. At March 31, 2001 and December 31, 2000, there were zero preferred shares outstanding. The Company has not paid a dividend to its shareholders.

Note D - Income Taxes:

The Company had a net operating loss of $8,557 for the three months ended March 31, 2001 and a net operating loss of $70,945 for the period ended December 31, 2001. The Company's year end is December 31. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

         Operating losses expire:           2020              $75,701
                                            2021              $ 8,557

The Company has adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109. In accordance with SFAS No. 109, the Company has recorded a valuation allowance equal to the deferred tax asset as a result of the Company's "going concern" opinion referred to in Note F and the uncertainty that it will be realized.

                               GAMEHAPPY.COM, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2001

Note D - Income Taxes (con't):

The components of the provision (benefit) for income taxes included in the financial statements as of March 31, 2001 are as follows:

Deferred tax assets:
Net operating loss carryforwards                                                $( 84,258)
Valuation allowance                                                                84,258
                                                                                ------------
Total deferred income tax assets                                                       -0-
Total deferred income tax liabilities                                                  -0-
                                                                                ---------------
Net deferred income tax assets                                                  $      -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:

U.S. federal statutory rate                                                         (  34)%
Increase (decrease) in rates resulting from:
         Change in valuation allowance for deferred tax asset                          34 %
                                                                                  ----------
Effective tax rate                                                                      0 %

Note E - Related Party Transactions:
-----------------------------------

In April 2000, the Company issued to its founders 8,761,061 shares in consideration for $39,000, comprised of $29,000 cash and $10,000 for the web site. The stock was valued at $0.00445 per share.

Note F - Going Concern:

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company in the SB-1 registration statement currently in progress, or obtaining additional financing. The Company has altered its operations to meet its obligations, more specifically, by starting to charge customers for the use of its Internet portal for game-players. The Company believes that the revenue from these players and the funds raised in the current SB-1 offering will give it the capital needed to fund its operations. However, if these conditions among others are not met, the Company may be unable to continue as a going concern.

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         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS

Prospectus Summary                                                       2
Corporate Information                                                    2
Risk Factors                                                             3
Forward Looking Statements                                               5
Dilution                                                                 7
Plan of Distribution                                                     7
Use of Proceeds                                                          8
Description of Business                                                  8
Plan of Operations                                                       16
Description of Property                                                  18
Directors, Executive Officers and Significant Employees                  19
Remuneration of Officers and Directors                                   20
Interest of Management and Others in Certain Transactions                21
Principal Shareholders                                                   21
Securities Being Offered                                                 22
Relationship with Issuer of Experts Named in Registration Statement      23
Legal Proceedings                                                        22
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                        22
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                      22
Legal Matters                                                            23
Experts                                                                  23
Dividend Policy                                                          24
Capitalization                                                           24
Transfer Agent                                                           25
Financial Statements                                                    F-1

Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Texas law. We carry no director or executive liability insurance.

Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                        Minimum       Midpoint          Maximum
 SEC Registration Fee                $    269         $   269            $  269
 Printing and Engraving Expenses        2,000          12,000            19,000
 Legal Fees and Expenses                2,500           2,500             2,500
 Edgar Fees                             1,800           1,800             1,800
 Accounting Fees and Expenses           5,000           5,000             5,000
 Blue Sky Fees and Expenses             5,000           5,000             5,000
 Miscellaneous                            200             200               200
                                    --------------------------------------------
                  TOTAL               $16,769      $   26,769         $  33,769

Item 3.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 4.          Unregistered Securities Issued or Sold Within One Year

        The Company sold on April 16, 2000 to its founders, the Davis family, 8,761,061 shares of common stock which was issued to them for $39,000, composed of $29,000 cash and $10,000 of their services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during April 2000, the founders purchased stock for a combination of $29,000 cash and $10,000 of services. The following received stock under this sale:

                                             Cash          Services
      Michael A. Davis                     $11,424          $ 3,939
      Andrew Davis                          11,425            3,939
      Tim Ramsey                             1,318              455
      Randy Davis                            1,904              657
      Charles Davis                          2,929            1,010
                                         ---------         --------
      Totals                             $29,000            $10,000

        The Company issued 88,496 shares on August 20, 2000 to Oarsman Corporation, an affiliate of the issuer, in exchange for administrative services and rent for ten months, starting in April 2000. This stock was valued at $1,000 or $0.01 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on August 20, 2000, this company provided services in exchange for 88,496 shares of stock valued at $0.01 per share or a total of $1,000. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 815,442 shares on October 23, 2000 to various consultants in consideration for services for the company. This stock was valued at $24,517 or $0.03 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on October 23, 2000, these companies provided services in exchange for 815,442 shares of stock valued at $0.03 per share or a total of $24,517. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company issued 135,000 shares on October 23, 2000 to three companies in consideration for loan fees that the company owed from the time it borrowed funds. This stock was valued at $1,350 or $0.01 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on October 23, 2000, these companies provided services in exchange for 135,000 shares of stock valued at $0.01 per share or a total of $1,350. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

Item 5.       Exhibits

                The following Exhibits are filed as part of the Registration
Statement:

Exhibit No.                   Identification of Exhibit

   3.1*  -      Articles of Incorporation
   3.2*  -      Amendment to Articles of Incorporation
   3.3*  -      By Laws
   4.2*  -      Specimen Stock Certificate
 10.4*  -       Subscription Escrow Agreement
 10.6*  -       Form of Subscription Agreement
 23.1*  -       Opinion and consent of Victor McCall, The McCall Law Firm
 23.2    -      Consent of Charles E. Smith, Certified Public Accountant

* Previously filed

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Bryan, State of Texas, on the date indicated below.

                                 GameHappy.com, Inc.


                                 By: /s/  Charles H. Davis
                                     ---------------------
                                          Charles H. Davis, President

Pursuant to the requirements of the Securities Act of 1933, this Registration
         Statement has been signed below by the following persons in the capacity and on the date indicated:

Signature                              Title                          Date


/s/ Charles H. Davis
--------------------
    Charles H. Davis             President and Director          _______________


/s/ Michael A. Davis
--------------------
    Michael A. Davis             Vice-President and Director     _______________

/s/ Sally A. Davis
------------------
    Sally A. Davis              Secretary                        _______________